Nominee for Executive Director

On December 4, 2009, KB Financial Group Inc. (“KB Financial Group”) disclosed details regarding the nominee for executive director to be re-appointed at the extraordinary general meeting of shareholders of KB Financial Group to be held on January 7, 2010.

Nominee for Executive Director

Name
(Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Chung Won Kang (Re-appointment) (12/19/1950)	• President & CEO, Kookmin Bank	• Chief Country Officer, Bankers Trust Group, Korea	• Hong Kong International School	Republic of Korea	3 years
	•Vice Chairman & CEO, KB Financial Group	• Chief Country Officer, Deutsche Bank Group, Korea	• B.A. in Economics, Dartmouth College
		• President & CEO, (former) Seoul Bank	• M.A. in Law & Diplomacy, The Fletcher School of Law & Diplomacy